Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with American Institute of Certified Public Accountants' (AICPA) Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of
Income, Capital Gain, and Return of Capital Distributions by Investment by Investment Companies. For the Short-Intermediate Term Series, the effect of applying this statement was to decrease undistributed net investment income by $52,535, increase accumulated net realized losses by $3,745,878 and decrease paid-in-capital in excess of par by $3,693,343 which represents the expiration of a portion of the capital loss carryforward and the reversal of prior year's over distribution. Net investment income, net realized gains and net assets were not affected by this change.